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                                                                  EXHIBIT (A)(6)

                       VAN KAMPEN PRIME RATE INCOME TRUST

                       Supplement dated December 28, 2000
             To the Offer to Purchase, dated December 14, 2000 and
                 Letter of Transmittal, dated December 14, 2000

     The Offer to Purchase, the Letter of Transmittal and ancillary offer documents of the Van Kampen Prime Rate Income Trust (the "Trust") are hereby supplemented to state that the Trust is offering to purchase up to 126,590,364 of its Common Shares pursuant to the terms of the Offer. Terms not defined in this supplement shall have the same meanings as defined in the Offer to Purchase and the related Letter of Transmittal. All references to the number of Common Shares subject to the Offer should be changed to 126,590,364. The cost of purchasing the full 126,590,364 Common Shares pursuant to the Offer would be approximately $1,141,845,083 (assuming an NAV of $9.02 per Common Share on the Expiration Date). If more than 126,590,364 Common Shares are duly tendered prior to the expiration of the Offer, the Trust presently intends to, assuming no changes in the factors originally considered by the Board of Trustees when it determined to make the Offer and the other conditions set forth in the Offer, but is not obligated to, extend the Offer period, if necessary, and increase the number of Common Shares that the Trust is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Common Shares tendered as well as any Common Shares tendered during the extended Offer period or purchase 126,590,364 Common Shares (or such greater number of Common Shares sought) on a pro rata basis.